Lavoro to Participate in the 2024 World Agri-Tech Innovation Summit in San Francisco

SÃO PAULO March 14, 2024 – Lavoro (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, will attend the World Agri-Tech Innovation Summit 2024 in San Francisco, CA, on March 19-20, 2024.

Ruy Cunha, Chief Executive Officer, is slated to join a panel titled “Biologicals in Action: Getting Traction on Today’s Farms”, on Tuesday, March 19, 2024, at 4:30 p.m., ET. Management will also be available for meetings throughout March 19-20.

About Lavoro

Lavoro Limited is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at https://ir.lavoroagro.com.

Contact Information:

Tigran Karapetian, Head of Investor Relations
tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com